UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell Plc Second Quarter 2015 Interim Dividend
THE HAGUE, July 30, 2015/PRNewswire-FirstCall/ --
The Board of Royal Dutch Shell plc ("RDS") (NYSE: RDS.A) (NYSE: RDS.B) today announced an interim dividend in respect of the second quarter of 2015 of
US$0.47 per A ordinary share ("A Share") and B ordinary share ("B Share"), equal to the US dollar dividend for the same quarter last year.
RDS provides eligible shareholders with a choice to receive dividends in cash or in shares via a Scrip Dividend Programme ("the Programme"). For further details please see below.
Details relating to the second quarter 2015 interim dividend
It is expected that cash dividends on the B Shares will be paid via the Dividend
Access Mechanism from UK-sourced income of the Shell Group.

    Per ordinary share Q2 2015
    RDS A Shares (US$)    0.47
    RDS B Shares (US$)    0.47

Cash dividends on A Shares will be paid, by default, in euro, although holders of A Shares will be able to elect to receive dividends in pounds sterling.
Cash dividends on B Shares will be paid, by default, in pounds sterling, although holders of B Shares will be able to elect to receive dividends in euro.

The pounds sterling and euro equivalent dividend payments will be announced on
September 4, 2015.

    Per ADS Q2 2015
    RDS A ADSs (US$)      0.94
    RDS B ADSs (US$)      0.94

Cash dividends on American Depository Shares ("ADSs") will be paid, by default, in US dollars.
ADS stands for an American Depositary Share. ADR stands for an American
Depositary Receipt. An  ADR is a certificate that evidences ADSs.  ADSs are listed on the NYSE under the symbols RDS.A and RDS.B.  Each ADS represents two ordinary shares, two A Shares in the case of  RDS.A or two B Shares in the case of RDS.B.  In many cases the terms ADR and ADS are used interchangeably.
Scrip Dividend Programme
RDS provides shareholders with a choice to receive dividends in cash or in shares via the Programme.
Under the Programme shareholders can increase their shareholding in RDS by choosing to receive new shares instead of cash dividends, if approved by the
Board.  Only new A Shares will be issued under the Programme, including to shareholders who currently hold B Shares.
Joining the Programme may offer a tax advantage in some countries compared with receiving cash dividends. In particular, dividends paid out as shares will not be subject to Dutch dividend withholding tax (currently 15 per cent) and will not generally be taxed on receipt by a UK shareholder or a Dutch corporate shareholder.
Shareholders who elect to join the Programme will increase the number of shares held in RDS without having to buy existing shares in the market, thereby avoiding associated dealing costs.
Shareholders who do not join the Programme will continue to receive in cash any dividends approved by the Board.
Shareholders who held only B Shares and joined the Programme are reminded they will need to make a Scrip Dividend Election in respect of their new A Shares if they wish to join the Programme in respect of such new shares.  However, this is only necessary if the shareholder has not previously made a Scrip Dividend
Election in respect of any new A Shares issued.
For further information on the Programme, including how to join if you are eligible, please refer to the appropriate publication available on
http://www.shell.com/scrip.
Dividend timetable for the second quarter 2015 interim dividend
Announcement date - July 30, 2015
Ex-dividend date RDS A and RDS B ADS (Note 1) - August 12, 2015
Ex-dividend date RDS A and RDS B shares (Note 1) - August 13, 2015
Record date - August 14,    2015
Scrip reference share price announcement date - August 20, 2015
Closing of scrip election and currency election (Note2) - August 28, 2015
Pounds sterling and euro equivalents announcement date - September 4, 2015
Payment date - September 21, 2015
Note 1
The London Stock Exchange and Euronext Amsterdam, with effect from October 6,
2014, reduced the standard settlement cycle in accordance with the Regulation of the European Parliament and of the Council on improving securities settlement in the European Union (EU) and on Central Securities Depositories (CSDs) and
amending Directive 98/26/EC (the CSD Regulation). The CSD Regulation aims to harmonise EU securities settlement cycles towards a T + 2 cycle. As a result, the ex-dividend dates for A and B shares traded on these markets are one trading day later than A ADSs and B ADSs traded in the USA. Record dates are not affected.
Note 2
A different scrip election date may apply to registered and non registered ADS holders.
Registered ADS holders can contact The Bank of New York Mellon for the election deadline that applies. Non registered ADS holders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.
Both a different scrip and currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately holding through Euroclear Nederland. Such shareholders can obtain the applicable deadlines from their broker, financial intermediary, bank or financial institution where they hold their securities account.
Dividend reinvestment plans withdrawn
Following the introduction of the Programme, the Dividend Reinvestment Plans
previously provided by Equiniti and ABN AMRO Bank N.V. have been withdrawn; the dividend reinvestment feature of the plan provided by The Bank of New York
Mellon has likewise been withdrawn.
Shareholders who participated in one of these Dividend Reinvestment Plans will in most cases not automatically be enrolled in the Programme and will in most cases need to elect to join.
For full information on the Programme, please refer to the appropriate publication available on http://www.shell.com/scrip.
Shareholders who do not join the Programme will continue to receive in cash any dividends approved by RDS.
Taxation cash dividends
Cash dividends on A Shares will be subject to the deduction of Netherlands dividend withholding tax at the rate of 15%, which may be reduced in certain circumstances. Provided certain conditions are met, shareholders in receipt of A
Share cash dividends may also be entitled to a non-payable dividend tax credit in the United Kingdom.
Shareholders resident in the United Kingdom, receiving cash dividends on B
Shares through the Dividend Access Mechanism, are entitled to a tax credit. This tax credit is not repayable. Non-residents may also be entitled to a tax credit, if double tax arrangements between the United Kingdom and their country of residence so provide, or if they are eligible for relief given to non-residents with certain special connections with the United Kingdom or to nationals of states in the European Economic Area.
The amount of tax credit is 10/90ths of the cash dividend, the tax credit referable to the second quarter 2015 interim dividend of US$0.47 is US$0.05 per ordinary share and the dividend and tax credit together amount to US$0.52. The pounds sterling and euro equivalents will be announced on September 4, 2015.
CAUTIONARY NOTE:
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this release "Shell", "Shell group" and
"Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words
"we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ''Subsidiaries'',
"Shell subsidiaries" and "Shell companies" as used in this release refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as "joint ventures" and companies over which Shell has significant influence but neither control nor joint control are referred to as "associates". In this release, joint ventures and associates may also be referred to as
"equity-accounted investments". The term "Shell interest" is used for convenience to indicate the direct and/or indirect ownership interest held by
Shell in a venture, partnership or company, after exclusion of all third-party interest.
This release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
''anticipate'', ''believe'', ''could'', ''estimate'', ''expect'', ''goals'',
''intend'', ''may'', ''objectives'', ''outlook'', ''plan'', ''probably'',
''project'', ''risks'', "schedule", ''seek'', ''should'', ''target'', ''will''
and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell's products; (c)
currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell's 20-F for the year ended December 31, 2014 (available at http://www.shell.com/investor and http://www.sec.gov ). These risk factors also expressly qualify all forward looking statements contained in this release and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this release, July 30, 2015. Neither Royal Dutch Shell plc nor any of its
subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this release.
We may have used certain terms, such as resources, in this release that United
States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website http://www.sec.gov .
Contacts:
- Investor Relations: Europe +31(0)70-377-4540; North America +1-832-337-2034
- Media: International +44(0)207-934-5550; Americas +1-713-241-4544

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and
333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 30 July 2015	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary